2017 CSO Unisex Endorsement	In this endorsement “we,” “our” and “us” mean MONY Life Insurance Company of America. “You” and “your” mean the owner of the policy

This endorsement is made part of this policy as of the policy Register Date and applies in lieu of any policy provisions to the contrary. It modifies this policy as noted below.

1.	All references to sex or Male or Female in this policy and any additional benefit riders are eliminated.

2.	All references in this policy to the 2001 Commissioners Standard Ordinary mortality tables are deleted and replaced by references to the 2017 Commissioners Standard Ordinary mortality tables.

3.	The second paragraph of “The Basis We Use for Computation” provision is deleted and replaced by the following:

We use the 2017 Commissioners Standard Ordinary 80% Male, 20% Female Composite Age Nearest Birthday Ultimate Mortality Table at attained ages 0-17, and the 2017 Commissioners Standard Ordinary 80% Male, 20% Female, Smoker or Nonsmoker Age Nearest Birthday Ultimate Mortality Tables at attained ages 18 and over, as the basis for determining maximum cost of insurance rates, net single premiums, and minimum cash surrender values. We take account of the attained age and class of risk of the insured person. However, the maximum cost of insurance rates, net single premiums, and minimum cash surrender values for the base policy do not vary by class of risk of insured persons for risk classifications of Standard or better.

MONY LIFE INSURANCE COMPANY OF AMERICA

[	[

Mark Pearson, Chairman of the Board	Karen Field Hazin, Vice President,
and Chief Executive Officer] 1	Secretary and Associate General Counsel] 1

ICC18-S.18-20